SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

CNPJ no. 01.832.635/0001-18

NIRE no. 35.300.150.007

Business Corporation with Open Capital – CVM no. 016390

CALL TO

ORDINARY GENERAL MEETING

The Shareholders of TAM S.A. (the “Company”) are hereby invited to meet at 10:00 a.m. on  April 27, 2012, at its headquarters, in the City of São Paulo, State of São Paulo, at Av. Jurandir, n.° 856, Lote 4, 1º Andar, Jardim Ceci, CEP 04072-000, in order to resolve upon the following agenda:

a) take the accounts from the administrators, review, discuss, and vote the report by the administration, the financial statements, and the independent auditors’ opinion on the fiscal year ended as of December 31, 2011;

b) resolve upon the destination of the net income in the fiscal year ended as of December 31, 2011;

c) elect the members of the Board of Directors, observing the quorum of 20% (twenty percent) of independent members, as of Regulation of Differed Corporative Governance Practices – Level 2 of São Paulo Stock Exchange Market [Bolsa de Valores de São Paulo] – BOVESPA; and

d) Establish the remuneration of the Board of Directors for the fiscal year beginning as of January 1, 2012.

The Company informs that the Shareholders have available, at the headquarters of the Company, on its website of Investor Relations (www.tam.com.br/ir), as well as on the websites of BM&FBOVESPA (www.bmfbovespa.com.br) and the Brazilian Securities Commission (www.cvm.gov.br): (i) the report by the administration; (ii) the financial statements; (iii) the independent auditors’ opinion, published on February 14, 2012, in newspaper “Valor Econômico” and in the “Official Gazette of the State of São Paulo”; (iv) the proposal of destination of the shareholders profit and distribution of dividends, with the information indicated in Attachment 9‐1‐II of Instruction CVM 481/09; (v) the proposal of remuneration of the Board of Directors; and (vi) the Manual for Participation in the General Meeting, with all other information required by Instructions CVM nos. 480/09 and 481/09, on the issues to be examined and discussed.

General Instructions:

According to Article 1 of Instruction CVM no. 165/91, with the amendments introduced by Instruction CVM no. 282/98, the minimum percentage of voting capital entitled for requesting the adoption of the process of multiple votes for the election of the Board of Directors is of 5% (five percent). Under the terms of Article 126 of Law no. n. 6.404/76, and subsequent amendments, are entitled to participate in the Meeting called herein, all shareholders of shares issued by the Company, by themselves, their legal representatives or proxies, provided that such shares are registered on the name of such shareholder with the depositary financial institution responsible for the service of shares of the Company, Banco Itaú S.A., within up to twenty-four (24) hours prior to the date indicated in this Call, as determined by the By-Laws of the Company.

The Shareholders shall attend before the time indicated for the beginning of the Meeting, with the following documents:

•           document of identification and extract issued by the custodian agency with the indication of the shareholding interest;

•           in case any shareholder is not able to attend to the General Meeting, such shareholders may be represented by proxy, provided that all legal conditions are observed;

•           with the objective of providing celerity to the process and facilitating the works of the Meeting, the proof of ownership of the shares and the instrument of mandate may, at the discretion of the shareholder, by deposited at the headquarters of the Company, preferably, within up to two (2) business days prior to the date set forth for the conduction of the Meeting;

•           Eventual clarifications deemed necessary may be provided on the Investor Relations website – www.tam.com.br/ri.

São Paulo (SP), April 4, 2012.

MARIA CLÁUDIA OLIVEIRA AMARO

Chairman of the Board of Directors

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.